Fax

04036925

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	13 September 2004
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached an announcement that was made on the London Stock Exchange today

Regards

Kerin Williams
Deputy Company Secretary

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

RECEIVED
2004 SEP 16 A 11:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

9/16

LIBERTY
INTERNATIONAL

September 2004, 13

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Interests of Directors and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company
Liberty International PLC

2. Name of director
Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest
Beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Not applicable – bearer securities

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
Sale of Liberty International 3.95% Convertible Bonds due 2010

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
Nil		£1,000,000	0.417%

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
3.95% Convertible Bonds due 2010	£1.1325	06/09/04	13/09/04

15. Total holding following this notification
Nil Bonds

16. Total percentage holding of issued class following this notification

17. Any additional information

18. Name of contact and telephone number for queries
Kerin Williams
020 7887 7108

19. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification: 13/09/04